UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SUPERIOR WELL SERVICES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86837X 10 5

(CUSIP Number)

David E. Wallace
Chief Executive Officer
Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 86837X 10 5			13D/A

1.	Name of Reporting Person: Snyder Associated Companies, Inc.		I.R.S. Identification Nos. of above persons (entities only): 25-1268074

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,632,827

		8.	Shared Voting Power: 1,632,827 (1)

		9.	Sole Dispositive Power: 1,632,827

		10.	Shared Dispositive Power: 1,623,827 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,632,827 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.4% (1)

14.	Type of Reporting Person (See Instructions): CO

(1)	Snyder Associated Companies, Inc. indirectly owns the 1,632,827 shares through Snyder Industries, Inc., which is a wholly owned subsidiary of Snyder Associated Companies, Inc. Each of Mr. C.H. Snyder, Jr., Mr. Dennis C. Snyder, Mr. Richard G. Snyder, Mr. Mark A. Snyder, Mr. David E. Snyder and Mr. Thomas C. Snyder is a shareholder, officer and director of Snyder Associated Companies, Inc. and may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc.

2

Item 1. Security and Issuer
     No change to this Item.
Item 2. Identity and Background
     No change to this Item.
Item 3. Source and Amount of Funds or Other Consideration
     No changes to this Item.
Item 4. Purpose of Transaction
     No change to this Item.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
     (a)      There are currently 19,376,667 shares of Common Stock outstanding. The Filing Party beneficially owns 1,632,827 shares of Common Stock.
     (b)      The Filing Party has the shared power to vote or direct the vote and to dispose or direct the disposition of the 1,632,827 shares of Common Stock directly owned by its wholly owned subsidiary, Snyder Industries, Inc., which directly owns 1,632,827 shares of Common Stock. The Filing Party may share the power to vote or direct the vote and to dispose or direct the disposition of the 1,632,827 shares of Common Stock directly owned by its wholly owned subsidiary with its shareholders, officers and directors, including Mr. C.H. Snyder, Jr., Mr. Dennis C. Snyder, Mr. Richard G. Snyder, Mr. Mark A. Snyder, Mr. David E. Snyder and Mr. Thomas C. Snyder
     (c)      On September 14, 2005, the Filing Party distributed 384,615 shares to Mr. David E. Snyder and 76,923 shares to Mr. Mark A. Snyder. Each of David E. Snyder and Mark A. Snyder are shareholders, officers and directors of the Filing Party. Except as for the foregoing distribution, the Filing Party has not effected any transactions in the Common Stock during the past 60 days.
     (d)      Other than Snyder Industries, Inc. and Snyder Associated Companies, Inc. and their respective officers and directors, no other person is known by the Filing Party to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Filing Party.
     (e)      The Filing Party remains a beneficial owner of more than five percent of the Issuer’s Common Stock on the date hereof.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     No change to this Item.
Item 7. Material to Be Filed as Exhibits
     No change to this Item.

3

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: September 21, 2005
/s/ Thomas W. Stoelk
Thomas W. Stoelk
Attorney-in-Fact